ThinkEquity LLC

17 State Street, 22nd Floor

New York, NY 10004

September 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Shih-Kue Chen

Re:	Harbor Custom Development, Inc. (the “Company”)
File No. 333-259465
Registration Statement on Form S-1
Withdrawal of Acceleration Request

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”) hereby withdraws its request to accelerate the effectiveness of the above-referenced Registration Statement submitted by letter dated September 22, 2021. ThinkEquity will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Very truly yours,

ThinkEquity LLC

By:	/s/ Priyanka Mahajan
Name:	Priyanka Mahajan
Title:	Managing Director, Investment Banking